Exhibit 99.1

Tiziana Life Sciences Announces Foralumab Presentation by Dr. Howard Weiner at the Annual Meeting of the International Society of Neuroimmunology

NEW YORK, August 23 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced an oral presentation of “Nasal anti-CD3 mAb induces Tregs that dampen microglial activation and treat neuroinflammatory diseases including MS, AD and ALS” at the 16th International Society of Neuroimmunology (ISNI) Congress in Quebec City, Canada, being held August 21-24, 2023. Dr. Weiner’s live presentation is scheduled for 11:42 a.m. ET on August 24, 2023.

“We are expanding our understanding of foralumab through rigorous research1 and clinical trials designed to study this potential treatment for neuroinflammatory diseases,” said Howard L. Weiner, MD, Chairman of Tiziana’s Scientific Advisory Board. Dr. Weiner is also co-director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham healthcare system.

“Dr. Weiner’s presentation on foralumab, or nasal anti-CD3 mAb will also include updates on our Multiple Sclerosis Expanded Access (EA) program”, commented Gabriele Cerrone, Executive Chairman, Founder, and interim Chief Executive Officer of Tiziana. “I am truly excited at the rapid progress of our foralumab program. This quarter, we have successfully filed our Alzheimer’s IND and received a “may proceed” FDA response. In addition, we will conduct our multiple sclerosis Phase 2a investigator’s meeting, announce our 6-month clinical findings and PET scans for EA Patients 3 through 6 and lastly enroll EA patients 7 through 10.”

About the ISNI Annual Congress

The 16th ISNI Congress focuses on the latest fundamental, clinical, and technological advances in neuroimmunology. Topics include not only neuroimmune diseases, such as multiple sclerosis, but also neurodegenerative disorders involving inflammatory processes, such as Alzheimer’s disease, stroke, spinal cord injury, and brain cancer.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery.  Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com